Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

+86-0578-82612876 — telephone

December 15, 2023

VIA EDGAR

Ms. Erin Donahue

Ms. Asia Timmons-Pierce

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Farmmi, Inc.
Request to Withdraw Registration Statement on Form F-3
File No. 333-274579

Dear Ms. Erin Donahue and Ms. Asia Timmons-Pierce:

On September 19, 2023, Farmmi, Inc. (the “Company”) filed Registration Statement No. 333-274579 on Form F-3 (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please direct any questions or comments regarding this request to our outside counsel, Anthony W. Basch, Kaufman & Canoles, P.C., Two James Center, 14th Floor, 1021 E. Cary St., Richmond, VA 23219, (804) 771.5725, awbasch@kaufcan.com.

Very truly yours,

Farmmi, Inc.

By:	/s/ Yefang Zhang
Name:	Yefang Zhang
Title:	Chief Executive Officer